EXHIBIT 20


          NEWS RELEASE                                              [CIGNA Logo]
          ----------------------------------------------------------------------
          For Release: Immediate

          Contact: Edwin J. Detrick, Investor Relations - (215) 761-6130 Wendell Potter, Media Relations - (215) 761-4450


                      CIGNA REPORTS SECOND QUARTER RESULTS


PHILADELPHIA, August 1, 2000 -- CIGNA Corporation (NYSE:CI) today reported second quarter 2000 operating income* from continuing operations of $279 million, or $1.71 per share, excluding the after-tax charges of $127 million noted below. On this basis, earnings per share for the second quarter of 2000 increased 40% over earnings per share of $1.22 for the second quarter of 1999, excluding an after-tax gain of $43 million associated with the sale of a partial interest in a business.

During the second quarter of 2000, CIGNA sold a portion of its reinsurance business for approximately $170 million and placed its retained reinsurance business in run-off. The sale resulted in an after-tax gain of approximately $85 million that will be recognized over the next 10 to 15 years.

Operating income for the second quarter, as described above, excludes non-recurring after-tax charges of $127 million associated with the run-off reinsurance business principally for reserve strengthening for certain lines of business.

For the first half of 2000, operating income from continuing operations was $544 million ($3.27 per share), excluding the $127 million in non-recurring charges noted above, compared with $480 million ($2.33 per share) in the first half of 1999, excluding the $43 million gain noted above.

"Our health care operation continued to experience good profitability and good growth in business volume as measured by the addition of nearly one million medical members over the last 12 months," said H. Edward Hanway, CIGNA's chief executive officer. "Additionally, the recent sale of a portion of our reinsurance business has further sharpened the focus and commitment we have on our employee benefits strategy".



             HIGHLIGHTS OF CONSOLIDATED SECOND QUARTER 2000 RESULTS:

o Consolidated revenues of $5.0 billion increased 6% over the second quarter of 1999, excluding the results of discontinued operations* in 1999. Consolidated revenues for the first half of 2000 were $9.9 billion, up 7%, compared with $9.2 billion for the same period last year, excluding the results of discontinued operations.

o Consolidated premiums and fees increased 9% and 10% for the second quarter and first half of 2000, respectively, compared with the same periods in the prior year. The increases were primarily due to business growth in the Employee Health Care, Life and Disability Benefits segment.

o The company repurchased 5.6 million shares of its common stock for $479 million during the second quarter and 1.1 million shares for $106 million in July 2000. Repurchases through July resulted in an 8% decrease in shares outstanding since December 31, 1999. Total available repurchase authority was approximately $630 million at August 1, 2000.

o Assets at June 30, 2000 increased to $96.5 billion from $95.3 billion at December 31, 1999.



                         HIGHLIGHTS OF SEGMENT RESULTS:

               Employee Health Care, Life and Disability Benefits
               --------------------------------------------------

o This segment includes CIGNA's HMO and Indemnity operations. HMO includes medical and dental managed care and specialty health care operations. Indemnity includes medical and dental indemnity, disability, and group life insurance operations.

After-Tax Operating Income ($ millions):

                                                                                Pro forma*
                              Second Qtr.     Second Qtr.                       Second Qtr.
                                  2000            1999            Change           1999            Change
                                  ----            ----            ------           ----            ------
          HMO                     $125            $105              19%            $102              23%
          Indemnity                 71              79             (10)%             76              (7)%
          Goodwill                 (15)            (16)             (6)%            (16)             (6)%
                                  ----            ----                             ----
          Total Segment           $181            $168               8%            $162              12%
                                  ====            ====                             ====

o Operating income for the segment increased by 12% in the quarter, compared with pro forma operating income* for the same period last year.

o For the first half of 2000, operating income was $356 million, compared with $321 million (pro forma of $309 million) for the same period last year.

o HMO operating income increased 23% over pro forma HMO operating income for the same quarter of 1999. This increase was largely attributable to membership growth and rate increases in the medical managed care business and higher earnings in the specialty health care operations.

o The HMO results included net favorable after-tax adjustments from account and tax reviews of $6 million and $11 million, respectively, in the second quarter and first half of 2000 and $6 million and $12 million in the same periods of 1999.

o Indemnity operating income decreased 7% from pro forma Indemnity operating income for the second quarter of 1999. The results reflect lower earnings on long-term disability business, primarily due to unfavorable claims experience, partially offset by higher earnings from alternative funding health care products (Administrative Services Only (ASO)) and experience-rated business.

o The after-tax operating margin* for the segment was 5.1%, which was stable with the second quarter of 1999.


Premiums and Premium Equivalents ($ millions):

                               Second Qtr.     Second Qtr.
                                  2000            1999              Change
                                 ------          -----              ------
          HMO                    $3,353          $3,039              10%
          Indemnity               4,369           3,938              11%
                                 ------          -----
          Total Segment          $7,722          $6,977              11%
                                 ======          ======

o Due to CIGNA's business mix, which has a large concentration of experience-rated and ASO business with self-insured customers, rather than fully insured business, management believes that business volume is best measured by premiums and fees plus premium equivalents. Premium equivalents generally equal paid claims under alternative funding programs, where CIGNA's customers assume all or a portion of the responsibility for funding claims. CIGNA would have recorded the amount of these paid claims as additional premiums if these programs had been written as guaranteed cost (full risk) business.

o Premiums and premium equivalents increased by 11% in the quarter, compared with the second quarter of 1999, primarily due to membership growth, rate increases and the effect of higher medical costs under alternative funding programs.

Membership (thousands):

                                      June 30,        June 30,                         Dec. 31,
                                        2000            1999              Change         1999             Change
                                       ------          ------             ------        ------            ------
          HMO                           7,108           6,637               7%           6,740               5%
          Indemnity (est.)              6,956           6,452               8%           6,617               5%
                                       ------          ------                           ------
          Total Medical Lives          14,064          13,089               7%          13,357               5%
                                       ======          ======                           ======

o Total medical membership increased by nearly one million lives, compared with the same period last year, about evenly split between HMO and Indemnity coverages.

o At June 30, 2000, approximately 20% of CIGNA's 14.1 million covered medical lives were covered by guaranteed cost indemnity and managed care arrangements (Commercial HMO, Medicare, Medicaid) where CIGNA assumes the risk for medical cost inflation.

Other Statistics:

                                                         Second Qtr.     Second Qtr.    First Qtr.
                                                            2000           1999           2000
                                                            -----          -----          -----
          Commercial HMO Medical Risk Loss Ratio            84.6%          84.8%          84.0%
          HMO Administrative Expense Ratio                  10.3%          10.6%          10.2%

o The Commercial HMO medical risk loss ratio remained relatively stable, compared with the same period last year and the first quarter of 2000.

o Average net premium yields (i.e., rate increases net of reductions in benefits) for the Commercial HMO business were increasing at 8% in the quarter compared with the second quarter of 1999.

o    The  rate  of  commercial  medical  cost  inflation  is  approximately  8%, unchanged from the first quarter of 2000. Outpatient and pharmacy (utilization and unit cost increases) continue to be the primary factors that are driving medical cost inflation.

o The expense ratio for HMO remained relatively stable compared with the second quarter of 1999 and the first quarter of 2000.


              Employee Retirement Benefits and Investment Services
              ----------------------------------------------------

o This segment, which operates in the defined contribution, defined benefit and corporate life insurance markets, had operating income of $64 million in the second quarter of 2000, compared with $67 million for the same period last year, which included a favorable non-recurring $3 million after-tax adjustment in 1999. The flat underlying results in the quarter reflect higher earnings from an increased asset base, offset by increased operating expenses and a shift of assets to lower margin products (separate account equity funds). For the first half of 2000 and 1999, operating income was $129 million and $130 million, respectively.

o Assets under management at June 30, 2000 were $57 billion, an increase of 5% compared with $54 billion as of June 30, 1999 and an increase of 2% compared with $56 billion as of December 31, 1999.

o The ratio of annualized underlying segment operating income to average assets under management was approximately 45 basis points for the quarter, compared with 47 basis points for full year 1999.



                International Life, Health and Employee Benefits
                ------------------------------------------------

o This segment, which includes CIGNA's life insurance and employee benefits businesses operating in select international markets, had operating income of $10 million in the second quarter of 2000, compared with $1 million for the same period last year, excluding an after-tax gain of $43 million in 1999 associated with the sale of a partial interest in CIGNA's Japanese life insurance business. The segment's operating income for the first half of 2000 was $18 million, compared with $4 million in the first half of 1999, excluding the gain mentioned above.

o The improvement in operating income for 2000 primarily reflects the absence of losses from a Brazilian health care operation that CIGNA exited in 1999 (1999 results included losses of approximately $9 million in the second quarter and $15 million in the six months).

o Premiums and fees of $537 million increased 29% in the quarter, compared with $416 million in the second quarter of 1999, primarily reflecting growth in the Japanese life insurance operation, growth in life and group benefits business in other Asian operations, and higher premiums and fees for products related to expatriate employees of multinational companies.

                                Other Operations
                                ----------------

o Other Operations includes gain recognition related to the sale of the individual life insurance and annuity business and the sale of a portion of the reinsurance business. It also includes the results of the leveraged corporate life insurance operation, the reinsurance business (including the sold reinsurance operations prior to the date of sale), and the settlement annuity business.

o Other Operations reported operating income of $31 million in the second quarter of 2000, excluding the $127 million of after-tax charges associated with the run-off reinsurance business noted above. These operating results compared with $42 million for the same period last year. The decrease in the quarter reflects lower results from the reinsurance business (excluding the special charges). For the six months ended June 30, 2000, Other Operations reported operating income of $59 million, excluding the $127 million in after-tax charges noted above, compared with $76 million reported for the six months ended June 30, 1999.



                                    Corporate
                                    ---------

o Corporate includes unallocated investment income and parent company expenses, primarily debt service. For 1999, Corporate also includes certain overhead expenses previously allocated to the sold property and casualty businesses that are allocated to the remaining business segments beginning in 2000.

o Corporate had a loss of $7 million in the second quarter of 2000, compared with a loss of $27 million for the same period last year. The reduced operating loss in the quarter primarily reflects higher net investment income on unallocated corporate investments (attributable to the sale of the property and casualty business) and reduced overhead expenses, as noted above. The operating loss for the first half of 2000 was $18 million, compared with a loss of $51 million for the same period last year.


                                   NET INCOME

o Consolidated net income* for the quarter was $161 million, or $0.99 per share, compared with $232 million, or $1.13 per share, for the same period last year. For the first half of 2000, consolidated net income was $432 million, or $2.60 per share, compared with $420 million, or $2.04 per share, for the same period last year.



Quarterly earnings and conference call information are available on CIGNA's web site (http://www.cigna.com) in the Investor Relations section.
--------------------------------------------------------------------------------

* Notes:

1. Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results and the cumulative effect of an accounting change in 1999.

2.   All earnings per share amounts are on a diluted basis.

3. On July 2, 1999, CIGNA sold its domestic and international Property and Casualty business to ACE Limited. In 1999, CIGNA began reporting this business as discontinued operations.

4. Pro forma 1999 operating income for the Employee Health Care, Life and Disability Benefits segment includes overhead expenses that were reported in the Corporate segment until 2000, when these expenses were allocated to the operating segments. Pro forma Indemnity and HMO results each include expenses of $3 million after-tax and $6 million after-tax for the second quarter and first half of 1999, respectively.

5. Operating margin is defined as operating income divided by revenue, excluding realized investment gains.

6. Consolidated net income includes the charges and gains, noted above, recognized during 2000 and 1999, and the $91 million after-tax charge in 1999 for the cumulative effect of adopting a new accounting standard, primarily related to the sold property and casualty business.

7.   CIGNA made  certain  segment  reclassifications,  effective  1/1/2000.  See
     Exhibit 1 for additional information.

CIGNA  CORPORATION                                                                                                         Exhibit 1
COMPARATIVE  SUMMARY  OF  FINANCIAL  RESULTS                                                                                  [LOGO]
(Dollars in millions, except per share amounts)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                   Three Months Ended             Six Months Ended
                                                                                        June 30,                       June 30,
                                                                                   2000          1999            2000           1999
------------------------------------------------------------------------------------------------------------------------------------
REVENUES (Excluding discontinued operations)
    Premiums and fees                                                        $   4,056      $   3,720      $   8,045      $   7,320
    Net investment income                                                          734            734          1,450          1,455
    Other revenues                                                                 168            157            345            335
    Gain on sale of business (1)                                                    --             66             --             66
    Realized investment gains                                                       13             13             22             24
------------------------------------------------------------------------------------------------------------------------------------
         Total                                                               $   4,971      $   4,690      $   9,862      $   9,200
-----------------------------------------------------------------------------=======================================================

OPERATING INCOME (LOSS) BY SEGMENT (2) (3) (Excluding
  discontinued operations)
    Employee Health Care, Life and Disability Benefits:
        Indemnity operations (4)                                             $      65      $      73      $     126      $     132
        HMO operations                                                             116             95            230            189
                                                                             ---------      ---------      ---------      ---------
          Total Employee Health Care, Life and Disability Benefits                 181            168            356            321
    Employee Retirement Benefits and Investment Services                            64             67            129            130
    International Life, Health and Employee Benefits                                10             44             18             47
    Other Operations (4) (5)                                                       (96)            42            (68)            76
    Corporate                                                                       (7)           (27)           (18)           (51)
------------------------------------------------------------------------------------------------------------------------------------
        Total                                                                $     152      $     294      $     417      $     523
-----------------------------------------------------------------------------=======================================================

INCOME (LOSS) FROM CONTINUING OPERATIONS (3)
    Employee Health Care, Life and Disability Benefits:
        Indemnity operations (4)                                             $      73      $      76      $     142      $     141
        HMO operations                                                             112             95            225            189
                                                                             ---------      ---------      ---------      ---------
          Total Employee Health Care, Life and Disability Benefits                 185            171            367            330
    Employee Retirement Benefits and Investment Services                            72             73            135            137
    International Life, Health and Employee Benefits                                 9             43             17             46
    Other Operations (4) (5)                                                       (98)            43            (69)            77
    Corporate                                                                       (7)           (27)           (18)           (51)
------------------------------------------------------------------------------------------------------------------------------------
        Total                                                                $     161      $     303      $     432      $     539
-----------------------------------------------------------------------------=======================================================

DILUTED EARNINGS PER SHARE:
    Operating income (Excluding discontinued operations)                     $    0.93      $    1.43      $    2.51      $    2.53
    After-tax realized investment gains (Excluding discontinued operations)       0.06           0.05           0.09           0.08
------------------------------------------------------------------------------------------------------------------------------------
    Income from continuing operations                                             0.99           1.48           2.60           2.61
    Loss from discontinued operations                                               --          (0.35)            --          (0.13)
------------------------------------------------------------------------------------------------------------------------------------
    Income before cumulative effect of accounting change                          0.99           1.13           2.60           2.48
    Cumulative effect of accounting change, net of taxes                            --             --             --          (0.44)
------------------------------------------------------------------------------------------------------------------------------------

    Net income                                                               $    0.99      $    1.13      $    2.60      $    2.04
-----------------------------------------------------------------------------=======================================================
    Weighted average shares (in thousands)                                     163,177        205,083        166,250        206,385
-----------------------------------------------------------------------------=======================================================

SHAREHOLDERS' EQUITY at June 30:                                                                           $   5,466      $   7,341
-----------------------------------------------------------------------------------------------------------=========================

SHAREHOLDERS' EQUITY PER SHARE at June 30:                                                                 $   34.68      $   36.87
-----------------------------------------------------------------------------------------------------------=========================

(1) Reflects the second  quarter 1999  pre-tax  gain of $66 million ($43 million  after-tax)  recognized  upon the sale of a partial interest in CIGNA's Japanese life insurance operation.
(2) Operating income (loss) is defined as net income (loss)  excluding  after-tax  realized  investment  results,  and, in 1999, the cumulative effect of adopting a new accounting pronouncement.
(3) In 1999,  corporate  overhead  which would have been  allocated  to the P&C segment had the sale to ACE Limited not occurred was reported in Corporate (other operating expenses).  Effective January 1, 2000, this overhead was allocated to the operating segments.
See Exhibit 2 for additional information.
(4) Effective January 1, 2000, CIGNA combined the operations of one of its new business initiatives (Integrated Care, the results of which had been previously  reported in Other  Operations) with a business  reported in the Employee Health Care, Life and Disability
Benefits segment.  Integrated Care's after-tax  operating loss of $5 million for the three months ended June 30, 1999 and $9 million for the six months  ended June 30,  1999 was  reclassified  to conform  with this new  presentation.  See  Exhibit 2 for  additional information.
(5) In the second  quarter of 2000,  CIGNA  recognized  an after-tax  charge of $127 million for the retained  reinsurance  business relating to reserve strengthening and certain restructuring costs.

CIGNA Corporation                                                                                                       Exhibit 2
Supplemental Financial Information
Financial Data Excluding Specific  Adjustments - Results of Operations
(Dollars in millions, except per share amounts)

                                                         Employee Health Care, Life & Disability Benefits          Employee
                                                                                                              Retirement Benefits
                                                           Indemnity           HMOs              Total         & Investment Svcs.
Three months ended June 30,                              2000    1999      2000     1999      2000     1999       2000    1999
                                                       ---------------------------------------------------------------------------

Operating income (loss) prior to reclassification       $  65    $  78     $ 116    $  95     $ 181    $ 173     $  64    $  67

   Reclassification for Integrated Care                    --       (5)       --       --        --       (5)       --       --
                                                       ---------------------------------------------------------------------------

Operating income (loss) as published                       65       73       116       95       181      168        64       67
   Charges for the retained reinsurance business           --       --        --       --        --       --        --       --
   Gain on sale of Japanese life insurance operation       --       --        --       --        --       --        --       --
   Pro forma overhead costs previously
            allocated to Corporate*                        --       (3)       --       (3)       --       (6)       --       (1)
                                                       ---------------------------------------------------------------------------
Operating income (loss) as adjusted                     $  65    $  70     $ 116    $  92     $ 181    $ 162     $  64    $  66
                                                       ===========================================================================


                                                         Employee Health Care, Life & Disability Benefits          Employee
                                                                                                              Retirement Benefits
                                                           Indemnity           HMOs              Total         & Investment Svcs.
Six months ended June 30,                                2000    1999      2000     1999      2000     1999       2000    1999
                                                       ---------------------------------------------------------------------------


Operating income (loss) prior to reclassification       $ 126    $ 141     $ 230    $ 189     $ 356    $ 330     $ 129    $ 130

   Reclassification for Integrated Care                    --       (9)       --       --        --       (9)       --       --
                                                       ---------------------------------------------------------------------------

Operating income (loss) as published                      126      132       230      189       356      321       129      130
   Charges for the retained reinsurance business           --       --        --       --        --       --        --       --
   Gain on sale of Japanese life insurance operation       --       --        --       --        --       --        --       --
   Pro forma overhead costs previously
            allocated to Corporate*                        --       (6)       --       (6)       --      (12)       --       (1)
                                                       ---------------------------------------------------------------------------
Operating income (loss) as adjusted                     $ 126    $ 126     $ 230    $ 183     $ 356    $ 309     $ 129    $ 129
                                                       ===========================================================================

                                                        International
                                                        Life, Health &          Other
                                                        Emp. Benefits         Operations          Corporate
Three months ended June 30,                             2000      1999      2000      1999     2000       1999
                                                       ----------------------------------------------------------

Operating income (loss) prior to reclassification       $  10    $  44     $ (96)    $  37     $  (7)    $ (27)

   Reclassification for Integrated Care                    --       --        --         5        --        --
                                                       ----------------------------------------------------------

Operating income (loss) as published                       10       44       (96)       42        (7)      (27)
   Charges for the retained reinsurance business           --       --       127        --        --        --
   Gain on sale of Japanese life insurance operation       --      (43)       --        --        --        --
   Pro forma overhead costs previously
            allocated to Corporate*                        --       --        --        (1)       --         8
                                                       ----------------------------------------------------------
Operating income (loss) as adjusted                     $  10    $   1     $  31     $  41     $  (7)    $ (19)
                                                       ==========================================================

                                                        International
                                                        Life, Health &          Other
                                                        Emp. Benefits         Operations          Corporate
Six months ended June 30,                               2000      1999      2000      1999     2000       1999
                                                       ----------------------------------------------------------

Operating income (loss) prior to reclassification       $  18    $  47     $ (68)    $  67     $ (18)    $ (51)

   Reclassification for Integrated Care                    --       --        --         9        --        --
                                                       ----------------------------------------------------------

Operating income (loss) as published                       18       47       (68)       76       (18)      (51)
   Charges for the retained reinsurance business           --       --       127        --        --        --
   Gain on sale of Japanese life insurance operation       --      (43)       --        --        --        --
   Pro forma overhead costs previously
            allocated to Corporate*                        --       (1)       --        (1)       --        15
                                                       ----------------------------------------------------------
Operating income (loss) as adjusted                     $  18    $   3     $  59     $  75     $ (18)    $ (36)
                                                       ==========================================================

                                                                               Diluted
                                                                               Earnings
                                                          Consolidated         Per Share
Three months ended June 30,                              2000    1999       2000       1999
                                                       --------------------------------------

Operating income (loss) prior to reclassification       $ 152    $ 294     $ 0.93     $ 1.43

   Reclassification for Integrated Care                    --       --         --         --
                                                       --------------------------------------

Operating income (loss) as published                      152      294       0.93       1.43
   Charges for the retained reinsurance business          127       --       0.78         --
   Gain on sale of Japanese life insurance operation       --      (43)        --      (0.21)
   Pro forma overhead costs previously
            allocated to Corporate*                        --       --         --         --
                                                       --------------------------------------
Operating income (loss) as adjusted                     $ 279    $ 251     $ 1.71     $ 1.22
                                                       ======================================

                                                                               Diluted
                                                                               Earnings
                                                          Consolidated         Per Share
Six months ended June 30,                                2000    1999       2000       1999
                                                       --------------------------------------

Operating income (loss) prior to reclassification       $ 417    $ 523     $ 2.51     $ 2.53

   Reclassification for Integrated Care                    --       --         --         --
                                                       --------------------------------------

Operating income (loss) as published                      417      523       2.51       2.53
   Charges for the retained reinsurance business          127       --       0.76         --
   Gain on sale of Japanese life insurance operation       --      (43)        --      (0.20)
   Pro forma overhead costs previously
            allocated to Corporate*                        --       --         --         --
                                                       --------------------------------------
Operating income (loss) as adjusted                     $ 544    $ 480     $ 3.27   $   2.33
                                                       ======================================


* In 1999, corporate overhead which would have been allocated to the P&C segment had the sale to ACE Limited not occurred was reported in Corporate (other operating expenses). Effective January 1, 2000, this overhead was allocated to the operating segments. Prior period amounts have not been restated to reflect this change but are illustrated above on a pro forma basis.